Exhibit 99.1

ChinaCache Announces Receipt of Minimum Bid Price Notice from NASDAQ

Beijing, August 28, 2017 — ChinaCache International Holdings Ltd.  (“ChinaCache” or the “Company”) (Nasdaq: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on August 25, 2017, notifying the Company that the minimum bid price per American depositary share (“ADS”), each representing 16 ordinary shares of the Company, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of the Company’s securities.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until February 21, 2018 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance before the expiration of the Compliance Period, the Company may transfer to the Nasdaq Capital Market where, subject to the determination by the staff of Nasdaq, and it may be eligible for an additional 180 calendar day compliance period if it meets the initial listing requirements, with the exception of bid price, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481-2050

Email: chinacache@tpg-ir.com